UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2025

Commission File Number 001-42468

Hong Kong Pharma Digital Technology Holdings Limited
(Registrant’s Name)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) convened on December 12, 2025 at 10:00 a.m., Hong Kong Time (December 11, 2025, at 9:00 p.m., Eastern Time), at Fl Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong, the shareholders of the Company adopted resolutions approving all of the nine proposals considered at the Meeting. A total of 11,000,000 ordinary shares, par value US$0.001 per share (“Ordinary Shares”) of the Company, each of which is entitled to one (1) vote per share as of November 14, 2025, the record date, were outstanding. There were present in person or by proxy 7,185,876 Ordinary Shares voted at the Meeting, which represents approximately 65.32% of the votes of the outstanding Shares in the Company. The results of the votes were as follows:

Proposal One	RESOLVED, that the re-election of the following five members of the Company’s board of directors, each to serve until the next annual general meeting or until his/her respective successor is elected and duly qualified is hereby approved, ratified and confirmed.

Nominees	Votes Cast For	Votes Against	Votes Abstained/ Withheld	Broker Non-Votes
Chenyu Liang	7,182,498	3,373	5	-
Lap Sun Wong	7,182,498	3,373	5	-
Mike Yao Zhou	7,182,498	3,373	5	-
Jingyan Wu	7,182,498	3,373	5	-
Dr. Kam Leung Chan	7,182,498	3,373	5	-

Proposal Two	RESOLVED, that the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026, and to authorize the Company’s board of directors (the “Board”) and/or the Audit Committee to fix such independent registered public accounting firm’s annual compensation be, and hereby is, authorized.

For	Against	Abstain	Broker Non-Votes
7,182,503	3,373	-	-

Proposal Three	RESOLVED, by ordinary resolutions, to approve an increase of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001.

For	Against	Abstain	Broker Non-Votes
7,171,003	14,873	-	-

Proposal Four	RESOLVED, subject to the approval and implementation of the Increase in Authorized Capital, by an ordinary resolutions, to approve an amendment of the authorized share capital of the Company (the “Share Capital Amendment”) from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of $0.001 each, to US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each (“Ordinary Shares”), comprising (i) 940,000,000 class A ordinary shares of par value of US$0.001 each (“Class A Ordinary Shares”) and (ii) 60,000,000 class B ordinary shares of par value of US$0.001 each (the “Class B Ordinary Shares”) by:

(a)	re-designating all issued and outstanding Ordinary Shares (being 11,000,000 Ordinary Shares) as a consequence of the resolutions above, into Class A Ordinary Shares with one (1) vote per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association (hereinafter defined) on a one for one basis;

(b)	re-designating 60,000,000 authorized but unissued Ordinary Shares into 60,000,000 Class B Ordinary Shares with 50 votes per share and with other rights attached to it in the Fourth Amended and Restated Memorandum and Articles of Association on a one for one basis;

(c)	re-designating the remaining 929,000,000 authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis;

(d)	as a consequence of the Share Capital Amendment, the authorized share capital of the Company will be changed from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, to US$1,000,000 divided into 1,000,000,000 Ordinary Shares, comprising (i) 940,000,000 Class A Ordinary Shares and (ii) 60,000,000 Class B Ordinary Shares;

(e)	to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Capital Amendment; and

(f)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Capital Amendment.

For	Against	Abstain	Broker Non-Votes
7,170,996	14,880	-	-

Proposal Five	RESOLVED, subject to the approval and implementation of the Increase in Authorized Capital and the Share Capital Amendment, as an ordinary resolution that the Reverse Share Split and Share Consolidation of the Company’s issued and outstanding Ordinary Shares:

(a)	to authorize the Board to effect a reverse share split (the “Reverse Share Split”) and share consolidation (the “Share Consolidation”) of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-ten (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$1,000,000 divided into 1,000,000,000 Ordinary Shares comprising (i) 940,000,000 Class A Ordinary Shares, and (ii) 60,000,000 Class B Ordinary Shares, to US$1,000,000 divided into (i) as low as 9,400,000 class A ordinary shares of a par value of US$0.1 each and 600,000 class B ordinary shares of a par value of US$0.1 each;

(b)	to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Reverse Share Split and Share Consolidation; and

(c)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Reverse Share Split and Share Consolidation.

For	Against	Abstain	Broker Non-Votes
7,170,203	15,673	-	-

Proposal Six	RESOLVED as a special resolution, that the English name of the Company be changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd”, and the Chinese name of “生研生物公司” be adopted as the dual foreign name of the Company to replace its existing Chinese name of “港药数字科技控股有限公司” (the “Proposed Change of Company Name”) with effect from the date on which the Registrar of Companies in the Cayman Islands issues a Certificate of Incorporation on Change of Name confirming that the new name has been registered, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement and/or give effect to the Proposed Change of Company Name and to attend to any necessary registration and/or filing for and on behalf of the Company.

For	Against	Abstain	Broker Non-Votes
7,183,818	2,053	5	-

Proposal Seven	RESOLVED as a special resolution that, subject to the approval of, the Proposals Three, Four, Five and Six:

(a)	that the fourth amended and restated memorandum and articles of association of the Company, a copy of which has been produced to this meeting and initialed by the chairman of this meeting for the purpose of identification, be and are hereby approved and adopted as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company, and each of the directors and the secretary and the registered office provider of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents as he/she/it may consider necessary, desirable, appropriate or expedient to implement the adoption of the Fourth Amended and Restated Memorandum and Articles of Association;

(b)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Fourth Amended and Restated Memorandum and Articles of Association; and

(c)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split and Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split and Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split and Share Consolidation (the “Settlement of Fractional Shares”).

For	Against	Abstain	Broker Non-Votes
7,170,191	14,884	801	-

Proposal Eight	RESOLVED, as an ordinary resolution, that, the repurchase by the Company (the “Repurchase”) of 7,150,000 Class A Ordinary Shares of the Company (the “Repurchased Shares”) registered in the name of TUTU Business Services Limited (the “Shareholder”) at an amount equal to the nominal price of US$1 (the “Repurchase Price”) be approved on the following terms:

(a)	that the Repurchase Price be paid to the Shareholder upon Repurchase and the Repurchase Price be paid, out of the proceeds from a fresh issue of 7,150,000 Class B Ordinary Shares of the Company made for the purpose of the Repurchase;

(b)	that the Repurchased Shares shall be treated as cancelled following the Repurchase; and

(c)	that, following the Repurchase and issue of Class B Ordinary Shares, the Company’s issued share capital shall remain unchanged and the Repurchase shall not be taken as reducing the Company’s authorized share capital.

For	Against	Abstain	Broker Non-Votes
7,170,191	14,779	6	-

Proposal Nine	RESOLVED, as an ordinary resolution, the Hong Kong Pharma Digital Technology Holdings Limited 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares be, and is hereby approved and adopted.

For	Against	Abstain	Broker Non-Votes
7,182,202	3,674	-	-

EXHIBIT INDEX

Exhibits

Exhibit No.	Description
99.1	Press release titled “Hong Kong Pharma Digital Announced Results of 2025 Annual Meeting of Stockholders”, dated December 17, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hong Kong Pharma Digital Technology Holdings Limited

By:	/s/ Chenyu Liang
Name:	Chenyu Liang
Title:	Director and Chief Executive Officer

Date: December 17, 2025